

Nasdaq: PEBO

Investor Presentation

1st Quarter 2016

Safe Harbor Statement

Statements in this presentation which are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include discussions of the strategic plans and objectives or anticipated future performance and events of Peoples Bancorp Inc. ("Peoples").

The information contained in this presentation should be read in conjunction with Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the "2015 Form 10-K") and Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the Securities and Exchange Commission (the "SEC") and each of which is available on the SEC's website (www.sec.gov) or at Peoples' website (www.peoplesbancorp.com).

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in Peoples' 2015 Form 10-K under the section, "Risk Factors" in Part I, Item 1A and in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2016. As such, actual results could differ materially from those contemplated by forward-looking statements made in this presentation. Management believes that the expectations in these forward-looking statements are based upon reasonable assumptions within the bounds of management's knowledge of Peoples' business and operations. Peoples disclaims any responsibility to update these forward-looking statements to reflect events or circumstances after the date of this presentation.



Overview



- Profile and Investment Rationale

- 1st Quarter 2016 Performance

- Strategy

- 2016 Performance Outlook

- Appendix



Profile and Investment Rationale



Corporate Profile



- **Financial holding company headquartered in Marietta, Ohio.**
  - Provide a broad range of banking, insurance, and investment services
- **Current snapshot:**
  - Assets: $3.3 billion; Loans: $2.1 billion
  - Deposits: $2.6 billion
  - Market capitalization: $392 million
  - Assets under Management: $2.0 billion
- **Current footprint**
  - Located along major transportation routes
  - Demographics:
    - Total population: Approx. 4.1 million
    - Median income: $46,588
  - Key industries:
    - Health care
    - Manufacturing (plastics/petrochemicals)
    - Oil/gas/coal activities (shale opportunities)
    - Education and social services
    - Tourism
  - Unemployment:
    - OH: 5.1%
    - WV: 6.5%
    - KY: 5.6%
    - US: 5.0%



OH
WV
KY
Marietta
Cleveland
Columbus
Cincinnati
Charleston
Morgantown
Mount Vernon
Coshocton
Worthington
Newark
Zanesville
Lancaster
Centerville
Chillicothe
New Vienna
Hillsboro
Jackson
Ashland
Huntington
Pikeville
70
71
77
79
64
33
32
50

Market data as of April 29, 2016
Unemployment data as of March 2016
Financial data as of March 31, 2016



Investment Rationale



- **Unique community banking model**
  - Greater revenue diversity for a community bank our size (34% fee-based)
  - Strong community reputation and active involvement
  - Local market teams capable of outmaneuvering larger banks
  - More sophistication and product breadth than smaller banks
- **Strong, growing fee-based businesses**
  - Sizable market share in several areas
  - Prior insurance acquisitions producing steady returns
  - Potential wealth management opportunities
- **Capacity to grow our franchise**
  - Strong capital and fundamentals to support M&A strategy
  - Proven integration capabilities and scalable infrastructure
  - Passionate and talented associates
- **Committed to disciplined execution**
  - Strong, integrated enterprise risk management process
  - Focused on business line performance and contribution, positive operating leverage, efficiency, and credit quality



1st Quarter 2016 Performance



First Quarter 2016 Highlights

- Largest quarterly net income in Peoples' history - $8 million

- Annualized loan growth of 6%

- Deposit growth of 2% vs. 12/31/15

- Expense controls helped reduce core efficiency ratio to 64.26%

- Fee income was 34% of revenue

- Dividend increased to $0.16 per quarter

- Repurchased 280,000 PEBO shares at cost of $5 million



Summary Financials



	Metrics	QE 3/31/16	QE 12/31/15	O/(U) $	O/(U) %
Balance Sheet Highlights	Investment securities	$ 885,462	$ 868,830	$ 16,632	2%
	Gross loans	2,105,115	2,072,440	32,675	2%
	Allowance for loan losses	(17,621)	(16,779)	(842)	5%
	Net loans	2,087,494	2,055,661	31,833	2%
	Total assets	3,294,929	3,258,970	35,959	1%
	Non-interest-bearing deposits	716,202	717,939	(1,737)	0%
	Interest-bearing deposits	1,870,881	1,818,005	52,876	3%
	Total deposits	2,587,083	2,535,944	51,139	2%
	Stockholders' equity	428,486	419,789	8,697	2%
Income Statement	Net interest income	$ 25,767	$ 25,864	$ (97)	0%
	Provision	955	7,238	(6,283)	-87%
	Other gains/(losses)	65	(442)	507	-115%
	Non-interest income	13,054	12,101	953	8%
	Non-interest expense	26,282	27,277	(995)	-4%
	Income tax expense	3,654	425	3,229	760%
	Net income	$ 7,995	$ 2,583	$ 5,412	210%
Key Ratio Metrics	Return on assets	0.98%	0.32%	0.66%	206%
	Efficiency ratio (1)	64.3%	67.9%	-3.6%	-5%
	Pre-provision net revenue / avg assets (1)	1.54%	1.31%	0.23%	18%

(1) Non-GAAP financial measure. See Appendix for additional information.



Operating Expenses



Three consecutive quarters of well-controlled expenses



*   Acquisition of NB&T Financial Group, Inc. (NB&T) closed on March 6, 2015. Results include only a partial quarter of NB&T expenses.
** Non-GAAP financial measure. See Appendix.





Efficiency has improved as a result of expense control and revenue growth





* The Adjusted Efficiency Ratio is a non-GAAP financial measure (see Appendix). It excludes acquisition costs, pension settlement charges, severance charges and certain other non-core expenses.



Originated loans were up 21% over the prior year quarter, and 4% since year-end





Asset Quality



While the total loan portfolio has increased 5.7% since 3/31/15, the Criticized Ratio only increased 5.4%, and the Classified Ratio decreased by 22.0%





(percent)
42.6%
39.0%
40.7%
46.4%
44.9%
25.8%
23.4%
24.5%
21.7%
20.1%
3/31/2015
6/30/2015
9/30/2015
12/31/2015
3/31/2016
Criticized / Tier 1 Capital + ALLL
Classified / Tier 1 Capital + ALLL

3/31/16 Credit Exposure Spotlight



Direct credit exposure to energy industry clients remains less than 1.6% of total commitments, and exposure to large relationships was less than 6% of total commitments





% of Total Credit Commitments $
Energy Industry Exposure
(Oil/Gas/Coal)

1.56%
98.44%
Other
Energy

% of Total Credit Commitments $
Large Relationship Exposure
(Relationships > $15 MM)

5.55%
94.45%
Other
Relationships > $15 MM

Loan and Deposit Composition



Loan Portfolio (Excluding Deposit ODs)



- Construction 3.9%
- Consumer 12.0%
- HELOCs 5.1%
- CRE 34.6%
- Residential Real Estate 26.9%
- C&I 17.5%

Deposit Portfolio



- Non-Interest Bearing Demand 27.7%
- Retail CDs 17.0%
- MMDA 15.3%
- Public Funds 12.1%
- Savings 16.8%
- Brokered CDs 1.3%
- Interest-Bearing Demand 9.8%

Data as of March 31, 2016



Insurance & Investment Income Composition



Insurance Revenue



- Other 1.7%
- Performance based 12.5%
- Life & Health 12.9%
- P&C Personal Lines 13.9%
- P&C Commercial Lines 59.0%

Investment Revenue



- Employee Benefits 14.0%
- Brokerage 28.2%
- Fiduciary 57.8%

Trailing Twelve Months from 3/31/16

Business Highlights



- **Commercial Banking**
  - Loans were up $112 million or 10% from March 2015
  - Strong pipeline with $39 million in scheduled fundings in Q2 2016
  - $20 million lending "house limit" although legal limit is over $40 million

- **Retail Banking**
  - Non-interest bearing DDA at 25% of total deposits
  - $58 million or 48% indirect loan growth compared to March 2015

- **Insurance**
  - Commercial Property & Casualty lines comprising 59% of revenue
  - Expanding Life & Health segment comprising 13% of revenue

- **Trust and Investments**
  - $2.0 billion in assets under management
  - Retirement planning, 401(k) administration, brokerage and trust services



Strategy



Strategic Road Map



"Best Community Bank in America"

- Commitment to Superior Shareholder Returns
- Great Place to Work
- Great Place to Bank
- Meaningful Impact on Our Communities

Responsible Risk Management	Extraordinary Client Experience	Profitable Revenue Growth	Superior Workforce
• Our Way of Life • Asset Quality • Compliance / Regulatory • Operational Risk • Information Security • Change Management • Execution Risk • Reputational Risk	• Broad Delivery Channels • Delight the Customer • Knowledgeable, Caring Associates Consistently Delivering Competent Advice / Solutions • Consistent Experience at Every Touch Point • DWYSYWD	• M & A • Sales & Service Process • Define the Ideal Client Profile for New Relationships • Best Client Retention • Relationship Reviews; Value Added • Deepen Relationships / Cross Sell • Understand Customer Needs • Seek Client Referrals	• Right People / Right Job • Appetite for Winning • Culture of Learning • Coaching / Development • No Whiners / No Excuses • Accountability / Performance Metrics • Reward / Recognition

How we do it:
1. Create a Winning Culture: Embrace change / active learners / help each other win / communicate effectively
2. Human Capital Development: Define the behaviors and goals / provide the training / measure / coach / reward
3. Pricing Discipline: Focus on the risk-adjusted margin / fair prices, fair returns
4. Operating Efficiencies: Quest for continuous improvement / revenue growth faster than expense growth
5. Merger Integration: Manage the risk / retain and grow the revenue / lower the cost / delight the community

---

Strategic Priorities



Positive Operating Leverage	• Primary emphasis on revenue growth • Disciplined expense management • Expand revenue vs. expense growth gap beyond 2% • Target efficiency ratio below 65%
Superior Asset Quality	• Balance growth with prudent credit practices • Improve diversity within the loan portfolio • Preserve key metrics superior to most of our peers
High Quality Balance Sheet	• Adjust earning asset mix by shifting investments to loans • Achieve meaningful loan growth each year • Maintain emphasis on core deposit growth • Prudent use of capital (dividends, share repurchases & acquisitions)



Strategic Targets



	Metrics	Actual 2015	QE 3/31/16	5-Year Strategic Target Range
Positive Operating Leverage	Net interest margin (FTE)	3.53%	3.53%	3.60% to 3.80%
	Total revenue growth (1)	32.40%	9.02%	5% to 8%
	Total expense growth (1)	35.38%	-14.59%	3% to 6%
	Non-interest income to total revenue	32.71%	33.63%	35% to 40%
	Efficiency (2)	75.50%	64.26%	58% to 62%
Superior Asset Quality	NPAs to total loans + OREO	0.98%	1.00%	0.70% to 1.00%
	Net charge-offs to average loans (3)	0.78%	0.09%	0.30% to 0.50%
High Quality Balance Sheet	Loans to total assets	63.59%	63.89%	60% to 70%
	Deposits to total funding	90.25%	91.24%	80% to 90%
	Tier 1 capital	13.68%	13.41%	10% to 13%
	Tang. equity to tang. assets (2)	8.69%	8.88%	7.50% to 8.50%
Execute on Strategies	Return on equity	2.69%	7.59%	Over 10%
	Return on assets	0.35%	0.98%	Over 1%
	Pre-provision net revenue to assets (2)	0.96%	1.54%	Over 1.80%
	Revenue vs. expense growth gap	-2.98%	23.61%	Over 2%
	Dividend payout (4)	96.35%	34.37%	30% to 40%

(1) Annualized. 2015 growth rates reflect impacts from acquisition of NB&T
(2) Non-GAAP financial measure. See Appendix
(3) 2016 quarterly ratio is annualized.
(4) Dividend data reflects amounts declared with respect to earnings for the period indicated.

Current 5 Year Strategy Planning Period = 2015-2019



Peoples BANCORP

Strategic Capabilities



	National Banks					PEOPLES	***Community Banks***				
Online Channel	Chase	Wells Fargo	Bank of America	PNC	Huntington		City National	Community Trust	Wes Banco	Park National	United Bank
Bill Pay	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Online Account Opening	Yes	Yes	Yes	Yes	Yes	Yes ★	Yes	No	No	No	No
Online Loan Applications	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	No	No	Yes
Online Financial Management	No	Yes	Yes	Yes	Yes	Yes ★	No	No	No	No	No
ACH, Wires Stop Payments	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Positive Pay	Yes	Yes	Yes	Yes	Yes	Yes ★	Yes	No	No	Yes	Yes
Tax Services	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	No	No	Yes
P2P Payments	Yes	Yes	Yes	Yes	No	Pending ★	Yes	No	No	Yes	No
Online Chat	No	No	Yes	No	Yes	Yes ★	No	No	No	No	No
Mobile Channel											
Text Alerts	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Bill Pay-Specific to Mobile	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
iPhone/iPad/Andriod Apps	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Text Banking	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Mobile Deposit Capabilities	Yes	Yes	Yes	Yes	Yes	Yes ★	Yes	No	Yes	Yes	Yes
Business Support Center	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	No	Yes	No
Social Media Channel											
Facebook	Yes	Yes	Yes	Yes	Yes	Yes ★	Yes	No	No	Yes	No
Twitter	Yes	Yes	Yes	Yes	Yes	Yes ★	Yes	No	Yes	Yes	No
YouTube	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	No	Yes	Yes
LinkedIn	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Other Channels											
Prepaid Debit Card	Yes	Yes	No	Yes	No	Yes ★	No	Yes	No	No	No
Prepaid Gift Card	No	Yes	No	Yes	No	Yes ★	No	Yes	Yes	No	Yes
Employer-Loaded Pay Cards	Yes	Yes	Yes	Yes	No	Yes ★	No	No	No	No	No

★ Indicates Peoples has advantage over Community Bank group



Peoples BANCORP

Information accurate as of April 2016

2016 Performance Outlook



2016 Outlook



- **Maintain efficiency ratio below 65%**
  - Expenses beat quarterly run rate target of $26.5 million in Q1 providing a ratio of 64.26%
  - Targeting efficiency ratio slightly below 65% for the year, driven primarily by continuation of expense management initiatives

- **Continue driving organic loan growth**
  - Annualized Q1 loan growth was 6%
  - Targeted 2016 growth of 6% - 8% will be a key driver of revenues

- **Sustain net interest margin at current level**
  - Q1 margin was 3.53%, including 12 bps of accretion from acquisitions
  - Expecting margin in the low 350s for the year as accretion from acquisitions continues to taper

- **Return to top-quartile asset quality**
  - Q1 net charge-off rate of 9 bps
  - Net charge-offs forecasted at 20 – 30 bps for the year



2016 Outlook



- **Complete core banking system platform conversion**
  - Converting to a best-in-class third party platform
  - Will support future growth and improve operational efficiencies
- **Continue executing on acquisition strategy**
  - Primarily focused on insurance and investment opportunities in 2016 to build fee-based revenue. Aiming to move fee-based revenue contribution toward strategic target of between 35 and 40% of revenues
  - With core banking system platform conversion scheduled for 4th quarter 2016, any bank acquisition would not close until mid-2017, at the earliest
- **Maintain strong dividend payout ratio**
  - Continue paying out 30 – 40% of earnings



Appendix



Quarterly Financial Summary



	Metrics	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016
Financial Performance	Diluted EPS	($0.04)	$0.27	$0.22	$0.14	$0.44
	Return on common equity	-0.78%	4.69%	3.89%	2.42%	7.59%
	Return on assets	-0.10%	0.61%	0.51%	0.32%	0.98%
	Pre-provision net revenue to assets (1) (2)	0.00%	0.99%	1.40%	1.31%	1.54%
	Net interest margin (FTE)	3.46%	3.46%	3.55%	3.56%	3.53%
	Efficiency ratio (1)	96.72%	74.20%	65.81%	67.94%	64.26%
	Adjusted efficiency ratio (1) (3)	68.78%	71.46%	65.30%	64.69%	64.26%
Capital	Tier 1 capital	14.10%	14.06%	13.77%	13.67%	13.41%
	Total capital	15.04%	15.04%	14.97%	14.54%	14.29%
	Tang. equity to tang. assets (1)	8.61%	8.73%	8.88%	8.69%	8.88%
	TBV per share (1)	$14.53	$14.52	$14.86	$14.68	$15.39
Asset Quality	NPAs to loans + OREO	0.68%	1.25%	1.29%	0.98%	1.00%
	NPAs to TE + ALLL	4.78%	8.87%	8.92%	7.05%	7.08%
	ALLL to originated loans	1.48%	1.42%	1.72%	1.19%	1.17%
	Net c/o's to avg loans (2)	0.03%	0.10%	0.15%	2.63%	0.09%
	Loan loss prov to avg loans (2)	0.08%	0.13%	1.14%	1.39%	0.18%

(1) Non-GAAP financial measure. See Appendix
(2) Annualized
(3) Excluding acquisition and other non-core expenses



Key Drivers of Shareholder Value



Growth largely attributable to NB&T acquisition





LTM Revenue Growth

31.9%
4.6%
6.3%
PEBO
Peers
$1-5B

NPAs to Loans and OREO

0.98%
1.21%
1.30%
PEBO
Peers
$1-5B

LTM Fee Revenue to Average Assets

1.49%
1.22%
1.13%
PEBO
Peers
$1-5B

Dividend Yield

3.18%
2.56%
1.94%
PEBO
Peers
$1-5B

Peers include: SRCE, CHCO, CCNE, CBU, CTBI, FFKT, FMNB, FISI, FDEF, FFBC, THFF, FRME, GABC, HBNC, LKFN, MSFG, PRK, RBCAA, STBA, SYBT, TMP, TSC, UCFC

$1-5B group represents all publically-traded Midwest banks with total assets between $1 and $5 billion
Source: SNL Financial as of December 31, 2015

Non-GAAP Measures



PRE-PROVISION NET REVENUE

Pre-provision net revenue (PPNR) represents a non-GAAP financial measure commonly used to evaluate the operating performance and trends of financial services companies, including Peoples. PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital. PPNR is defined as net interest income plus non-interest income minus non-interest expense. This measure is non-GAAP since it excludes provision for (recovery of) loan losses and all gains and/or losses included in earnings.

($ in Thousands)	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015	Q1 2016
Income (loss) before income taxes	$ (840)	$ 7,144	$ 5,504	$ 3,008	$ 14,816	$ 11,649
Add: Provision for loan losses	350	672	5,837	7,238	14,097	955
Add: Loss on debt extinguishment	520	–	–	–	520	–
Add: Loss on loans held-for-sale and OREO	8	73	50	398	529	1
Add: Loss on securities	–	–	–	–	–	–
Add: Loss on other assets	575	63	1	100	739	30
Less: Recovery of loan losses	–	–	–	–	–	–
Less: Gain on debt extinguishment	–	–	–	–	–	–
Less: Gain on loans held-for-sale and OREO	–	–	–	–	–	–
Less: Gains on securities	600	11	62	56	729	96
Less: Gains on other assets	–	–	–	–	–	–
Pre-provision net revenue	**$ 13**	**$ 7,941**	**$ 11,330**	**$ 10,688**	**$ 29,972**	**$ 12,539**
Average assets *(in millions)*	$ 2,762	$ 3,220	$ 3,210	$ 3,241	$ 3,112	$ 3,273
Pre-provision net revenue to average assets (a)	0.00%	0.99%	1.40%	1.31%	0.96%	1.54%

(a) Presented on an annualized basis



Non-GAAP Measures



EFFICIENCY RATIO

The efficiency ratio is a key financial measure used to monitor performance. The efficiency ratio is calculated as non-interest expense (less intangible amortization) as a percentage of fully tax-equivalent net interest income plus non-interest income. This measure is non-GAAP since it excludes intangible amortization and all gains and/or losses included in earnings, and uses the fully tax-equivalent net interest income.

($ in Thousands)	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Total non-interest expense	$ 18,817	$ 20,003	$ 22,207	$ 23,981
Less: intangible amortization	263	282	367	516
Efficiency ratio numerator	**$ 18,554**	**$ 19,721**	**$ 21,840**	**$ 23,465**
Net interest income, fully tax-equivalent	$ 10,295	$ 9,719	$ 9,861	$ 10,178
Non-interest income	15,788	16,375	18,203	20,476
Efficiency ratio denominator	**$ 26,083**	**$ 26,094**	**$ 28,064**	**$ 30,654**
Efficiency ratio	71.13%	75.58%	77.82%	76.55%



Non-GAAP Measures



EFFICIENCY RATIO

The efficiency ratio is a key financial measure used to monitor performance. The efficiency ratio is calculated as non-interest expense (less intangible amortization) as a percentage of fully tax-equivalent net interest income plus non-interest income. This measure is non-GAAP since it excludes intangible amortization and all gains and/or losses included in earnings, and uses the fully tax-equivalent net interest income.

($ in Thousands)	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015	Q1 2016
Total non-interest expense	$ 32,914	$ 28,778	$ 26,112	$ 27,277	$ 115,081	$ 26,282
Less: intangible amortization	673	1,144	1,127	1,133	4,077	1,008
Efficiency ratio numerator	**$ 32,241**	**$ 27,634**	**$ 24,985**	**$ 26,144**	**$ 111,004**	**$ 25,274**
Net interest income, fully tax-equivalent	$ 21,828	$ 25,320	$ 26,061	$ 26,379	$ 99,588	$ 26,275
Non-interest income	11,508	11,926	11,906	12,101	47,441	13,054
Efficiency ratio denominator	**$ 33,336**	**$ 37,246**	**$ 37,967**	**$ 38,480**	**$ 147,029**	**$ 39,329**
Efficiency ratio	96.72%	74.20%	65.81%	67.94%	75.50%	64.26%



Non-GAAP Measures



CORE NON-INTEREST EXPENSE

Core non-interest expenses are non-GAAP since they exclude the impact of acquisition related costs, pension settlement charges, severance charges, search firm fees and legal settlement charges.

($ in Thousands)	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Total non-interest expense	$ 18,817	$ 20,003	$ 22,207	$ 23,981
Less: acquisition related costs	150	1,272	1,463	1,869
Less: pension settlement charges	486	536	361	17
Less: other non-core charges	-		-	298
Core non-interest expenses	**$ 18,181**	**$ 18,195**	**$ 20,383**	**$ 21,797**

($ in Thousands)	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015	Q1 2016
Total non-interest expense	$ 32,914	$ 28,778	$ 26,112	$ 27,277	$ 115,081	$ 26,282
Less: acquisition related costs	9,044	731	109	838	10,722	-
Less: pension settlement charges	269	102	83	5	459	-
Less: other non-core charges	-	185	-	407	592	-
Core non-interest expenses	**$ 23,601**	**$ 27,760**	**$ 25,920**	**$ 26,027**	**$ 103,308**	**$ 26,282**



Non-GAAP Measures



ADJUSTED EFFICIENCY RATIO

The adjusted efficiency ratio is a key financial measure used to monitor performance. The adjusted efficiency ratio is calculated as core non-interest expense (less intangible amortization) as a percentage of fully tax-equivalent net interest income plus non-interest income. This measure is non-GAAP since it uses core non-interest expenses (which excludes the impact of acquisition related costs, pension settlement charges, severance charges, search firm fees, and legal settlement charges), and excludes intangible amortization and all gains and/or losses included in earnings, and uses the fully tax-equivalent net interest income.

($ in Thousands)	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Total core non-interest expenses	$ 18,181	$ 18,195	$ 20,383	$ 21,797
Less: intangible amortization	263	282	367	516
Adjusted efficiency ratio numerator	**$ 17,918**	**$ 17,913**	**$ 20,016**	**$ 21,281**
Net interest income, fully tax-equivalent	$ 10,295	$ 9,719	$ 9,861	$ 10,178
Non-interest income	15,788	16,375	18,203	20,476
Efficiency ratio denominator	**$ 26,083**	**$ 26,094**	**$ 28,064**	**$ 30,654**
Adjusted efficiency ratio	68.70%	68.65%	71.32%	69.42%



Non-GAAP Measures



ADJUSTED EFFICIENCY RATIO

The adjusted efficiency ratio is a key financial measure used to monitor performance. The adjusted efficiency ratio is calculated as core non-interest expense (less intangible amortization) as a percentage of fully tax-equivalent net interest income plus non-interest income. This measure is non-GAAP since it uses core non-interest expenses (which excludes the impact of acquisition related costs, pension settlement charges, severance charges, search firm fees, and legal settlement charges), and excludes intangible amortization and all gains and/or losses included in earnings, and uses the fully tax-equivalent net interest income.

($ in Thousands)	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015	Q1 2016
Total core non-interest expenses	$ 23,601	$ 27,760	$ 25,920	$ 26,027	$ 103,308	$ 26,282
Less: intangible amortization	673	1,144	1,127	1,133	4,077	1,008
Adjusted efficiency ratio numerator	**$ 22,928**	**$ 26,616**	**$ 24,793**	**$ 24,894**	**$ 99,231**	**$ 25,274**
Net interest income, fully tax-equivalent	$ 21,828	$ 25,320	$ 26,061	$ 26,379	$ 99,588	$ 26,275
Non-interest income	11,508	11,926	11,906	12,101	47,441	13,054
Efficiency ratio denominator	**$ 33,336**	**$ 37,246**	**$ 37,967**	**$ 38,480**	**$ 147,029**	**$ 39,329**
Adjusted efficiency ratio	68.78%	71.46%	65.30%	64.69%	67.49%	64.26%



Non-GAAP Measures



Peoples uses tangible common equity ratios to evaluate the adequacy of Peoples' stockholders' equity. Such ratios represent non-GAAP financial information since the calculations exclude the impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets, and the related amortization from earning. Management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. The following table reconciles the calculation of these non-GAAP financial measures to amounts reported in Peoples' consolidated financial statements.

($ in Thousdands)	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016
Tangible Equity:					
Total stockholders' equity, as reported	$ 419,218	$ 418,164	$ 424,760	$ 419,789	$ 428,486
Less: goodwill and other intangible assets	152,291	151,169	151,339	149,617	148,997
Tangible equity	$ 266,927	$ 266,995	$ 273,421	$ 270,172	$ 279,489
Tangible Assets:					
Total assets, as reported	$ 3,253,835	$ 3,210,425	$ 3,228,830	$ 3,258,970	$ 3,294,929
Less: goodwill and other intangible assets	152,291	151,169	151,339	149,617	148,997
Tangible assets	$ 3,101,544	$ 3,059,256	$ 3,077,491	$ 3,109,353	$ 3,145,932
Tangible Equity to Tangible Assets:					
Tangible equity	$ 266,927	$ 266,995	$ 273,421	$ 270,172	$ 279,489
Tangible assets	$ 3,101,544	$ 3,059,256	$ 3,077,491	$ 3,109,353	$ 3,145,932
Tangible equity to tangible assets	8.61%	8.73%	8.88%	8.69%	8.88%
Tangible Book Value per Share					
Tangible equity	$ 266,927	$ 266,995	$ 273,421	$ 270,172	$ 279,489
Common shares outstanding	18,374,526	18,391,575	18,400,809	18,404,864	18,157,932
Tangible book value per share	$ 14.53	$ 14.52	$ 14.86	$ 14.68	$ 15.39





Peoples BANCORP®

Nasdaq: PEBO

Investor Presentation

1st Quarter 2016